[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 10, 2008

VIA FACSIMILE AND EDGAR TRANSMITTAL

Amanda McManus
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Norfolk Southern Corporation
Form S-4
Filed May 21, 2008
File No. 333-151080

Dear Ms. McManus:

Reference is made to your comment letter, dated June 4, 2008 (the "Comment Letter"), relating to the Registration Statement on Form S-4, filed with the Securities and Exchange Commission (the "Commission") on May 21, 2008 (No. 333-151080) (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), in connection with the exchange offer (the "Exchange Offer") to be undertaken by Norfolk Southern Corporation ("Norfolk Southern").  Set forth below is Norfolk Southern's response to the comment of the staff of the Commission (the "Staff") raised in the Comment Letter.  For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and italics and is followed by the response of Norfolk Southern.

General

1.
We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998).  See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Norfolk Southern acknowledges the Staff's comment and will, as requested by the Commission, file, shortly after the filing of this response letter, a letter stating that it is registering the Exchange Offer in reliance on the Commission's position contained in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.  We note that Norfolk Southern does not intend to amend the Registration Statement and will today request the acceleration of the effective date of the Registration Statement.

*           *           *           *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-2557.

Very truly yours,

/s/ Daniel Scotti

Daniel Scotti

cc:	Julie Bell, Securities and Exchange Commission
James A. Hixon, Esq., Executive Vice President—Law and Corporate Relations, Norfolk Southern Corporation
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP